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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             ______________________

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   CIMCO, Inc.
                            (Name of Subject Company)

                                  HANWEST, INC.
                               M.A. HANNA COMPANY
                                    (BIDDERS)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    171842107
                      (CUSIP Number of class of Securities)

                                John S. Pyke, Jr.
                  Vice President, General Counsel and Secretary
                               M.A. Hanna Company
                                  Suite 36-5000
                                200 Public Square
                             Cleveland, Ohio  44114
                                 (216) 589-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                with Copies to:


         Lyle G. Ganske, Esq.                          Nick E. Yocca, Esq.
      Jones, Day, Reavis & Pogue                   Stradling, Yocca, Carlson &
             North Point                                   Rauth, P.C.
         901 Lakeside Avenue                        660 Newport Center Drive
        Cleveland, Ohio  44114                             Suite 1600
            (216) 586-3939                       Newport Beach, CA 92660
                                                         (714) 725-4000

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          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the Commission) on December 27, 1995 by, as amended by Amendment No. 1 to Schedule 14D-1 and
Schedule 13d as filed with the Commission on January 5, 1996 (the Original filing, as amended, the Schedule 14d-1 and Schedule 13d), Hanwest, Inc., a Delaware corporation (the "Purchaser"), and M.A. Hanna Company, a Delaware corporation (the Parent), as bidders, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, including any associated Rights (collectively, the "Shares"), of CIMCO, Inc., a Delaware corporation , at $10.50 per share net to the seller in cash.

          Except as otherwise indicated herein, the information set forth in the
Schedule 14D-1 and the Schedule 13D remains unchanged and each capitalized term used herein and not defined shall have the meaning ascribed to such term in the
Schedule 14D-1 and the Schedule 13D.

ITEM 10.  ADDITIONAL INFORMATION.

          The response to Item 10 is hereby amended by adding the following statement:

     (c) The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of the Shares pursuant to the Offer expired on January 17, 1996.

                                Page 2 of 4 Pages


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                                    SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19,  1996


                                   HANWEST, INC.



                                   By: /s/ J.S. PYKE, Jr.
                                       ----------------------------------------
                                      Name:  John S. Pyke, Jr.
                                      Title:  Vice President,General
                                              Counsel and Secretary




                                Page 3 of 4 Pages


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                                    SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19,  1996


                                   M.A. HANNA COMPANY



                                   By: /s/ J.S. Pyke, Jr.
                                       ----------------------------------------
                                      Name:  John S. Pyke, Jr.
                                      Title:  Vice President, General
                                              Counsel and Secretary


                                Page 4 of 4 Pages